Exhibit 12.2

GOVERNMENT PROPERTIES INCOME TRUST

Computation of Pro Forma Ratio of Earnings to Fixed Charges
(in thousands except ratios)

The following table sets forth the ratio of earnings to fixed charges of Government Properties Income Trust (the “Company”) for each of the periods indicated as adjusted on a pro forma basis to give effect to (i) the issuance of $350 million principal amount of the Company’s 3.75% Senior Notes due 2019, which the Company agreed on August 13, 2014 to sell in a public offering (the “Note Offering”) and are expected to be issued on August 18, 2014, (ii) $181.0 million additional borrowings under the Company’s revolving credit facility incurred after June 30, 2014, (iii) the $500 million new term loan the Company entered into in July 2014, (iv) the Company’s July 2014 issuance of 15,525,000 common shares in a public offering at a public offering price of $23.50 per share and the application of net proceeds of $349.7 million to repay a portion of the new term loan and (v) the use of the estimated net proceeds from the Note Offering of $344.7 million to repay the remaining outstanding principal amount of the new term loan and $195.0 million of the outstanding borrowings under the revolving credit facility, as if each such events occurred on January 1, 2013.

	Six Months Ended	Year Ended
	June 30, 2014	December 31, 2013
Earnings:
Income from continuing operations before income tax expense	$31,208	$44,489
Fixed Charges	15,095	27,650
Earnings	$46,303	$72,139

Fixed charges:
Interest expense	$14,015	$25,256
Net amortization of debt premiums and deferred financing fees	1,080	2,394
	$15,095	$27,650

Ratio of Earnings to Fixed Charges:	3.1x	2.6x